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                                                                      EXHIBIT 7
ALEXANDER & Alexander Services Inc.

                                                              December 16, 1996

Dear Stockholder:

  I am pleased to inform you that on December 11, 1996, Alexander & Alexander Services Inc. ("Alexander & Alexander") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Aon Corporation and Subsidiary Corporation, Inc. (the "Offeror"). Pursuant to the Merger Agreement, the Offeror today commenced a tender offer to purchase all outstanding shares of Alexander & Alexander's Common Stock, par value $1.00 per share, and associated preferred stock purchase rights (the "Shares"), for $17.50 per share in cash. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Shares (other than Shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid in the tender offer.

  Your Board of Directors has unanimously approved the Merger Agreement, the tender offer and the merger, has determined that the terms of each of the tender offer and merger are fair to and in the best interests of Alexander & Alexander's common stockholders, and recommends that the Alexander & Alexander's common stockholders accept the tender offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of CS First Boston Corporation, Alexander & Alexander's financial advisor, that the cash consideration of $17.50 per share to be received by the holders of Common Stock pursuant to the offer and the merger is fair to such common stockholders from a financial point of view.

  Accompanying this letter is a copy of the Alexander & Alexander Services Inc. Solicitation/Recommendation Statement on Schedule 14D-9 as well as Offeror's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. We urge you to read the enclosed materials carefully. The management and directors of Alexander & Alexander thank you for the support you have given the company.

                                          Sincerely,

                                          /s/ Frank G. Zarb
                                          _____________________________________
                                          Frank G. Zarb
                                          Chairman of the Board, President &
                                           Chief Executive Officer